UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

LyondellBasell Industries N.V.

(Name of Issuer)

Ordinary shares, par value €0.04 per share

(Title of Class of Securities)

N53745100

(CUSIP Number)

Alejandro Moreno

Langhorne S. Perrow

c/o Access Industries, Inc.

40 West 57th Street, 28th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Nicholas P. Pellicani

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications)

November 15, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. LYB Holdco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,198,810 shares
	8	SHARED VOTING POWER 28,950,332 shares
	9	SOLE DISPOSITIVE POWER 41,198,810 shares
	10	SHARED DISPOSITIVE POWER 28,950,332 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,149,142 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 21.54% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages are based on an aggregate of 325,624,433 ordinary shares issued and outstanding as of October 26, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed by the Issuer on October 28, 2022.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 70,149,142 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 70,149,142 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,149,142 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 21.54% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

All percentages are based on an aggregate of 325,624,433 ordinary shares issued and outstanding as of October 26, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed by the Issuer on October 28, 2022.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Access Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 70,149,142 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 70,149,142 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,149,142 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 21.54% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages are based on an aggregate of 325,624,433 ordinary shares issued and outstanding as of October 26, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed by the Issuer on October 28, 2022.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Access Industries Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 70,149,142 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 70,149,142 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,149,142 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 21.54% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages are based on an aggregate of 325,624,433 ordinary shares issued and outstanding as of October 26, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed by the Issuer on October 28, 2022.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 70,149,142 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 70,149,142 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,149,142 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.54% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages are based on an aggregate of 325,624,433 ordinary shares issued and outstanding as of October 26, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed by the Issuer on October 28, 2022.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AI Investments Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 763,075 shares
	8	SHARED VOTING POWER 69,386,067 shares
	9	SOLE DISPOSITIVE POWER 763,075 shares
	10	SHARED DISPOSITIVE POWER 69,386,067 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,149,142 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 21.54% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages are based on an aggregate of 325,624,433 ordinary shares issued and outstanding as of October 26, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed by the Issuer on October 28, 2022.

Amendment No. 16 to Schedule 13D

This amendment to Schedule 13D is being filed by LYB Holdco LLC (“LYB Holdco”), Len Blavatnik, Access Industries, LLC, Access Industries Holdings LLC, Access Industries Management, LLC and AI Investments Holdings LLC (“AIIH”) (collectively, the “Reporting Persons”, and each, a “Reporting Person”) and relates to the ordinary shares of LyondellBasell Industries N.V. (the “Issuer”) held by the Reporting Persons, the change in ownership in such ordinary shares as a result of certain open market sales of ordinary shares of the Issuer and the change of name of AI International Chemicals LLC to “LYB Holdco LLC.”

The Schedule 13D (the “Schedule”) filed with the Securities and Exchange Commission on January 10, 2011, as amended and supplemented by Amendment No. 1, filed on February 23, 2011, Amendment No. 2, filed on February 16, 2012, Amendment No. 3, filed on December 17, 2012, Amendment No. 4, filed on August 5, 2013, Amendment No. 5, filed on December 31, 2014, Amendment No. 6, filed on June 10, 2015, Amendment No. 7, filed on March 17, 2016, Amendment No. 8, filed on February 6, 2017, Amendment No. 9, filed on February 14, 2017, Amendment No. 10, filed on January 8, 2018, Amendment No. 11, filed on November 14, 2018, Amendment No. 12, filed on July 15, 2019, Amendment No. 13, filed on November 8, 2019, Amendment No. 14 filed on February 18, 2021, and Amendment No. 15 filed on May 6, 2021 is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 16. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Item 2	Identity and Background

The disclosure in Item 2 with respect to the identity and background of LYB Holdco is hereby amended and restated as follows to reflect that LYB Holdco changed its name from “AI International Chemicals LLC” to “LYB Holdco LLC.”

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/ Citizenship
LYB Holdco LLC	c/o Access Industries, Inc. 40 West 57th Street, 28th Floor New York, NY 10019	Holding Issuer Securities	Delaware

The agreement among the Reporting Persons relating to the joint filing of this amendment to Schedule 13D is filed as Exhibit 99.1.16 hereto.

Item 5	Interest in Securities of the Issuer

The disclosure in Items 5(a) and 5(b) is hereby amended and restated in its entirety to read as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of ordinary shares (including, but not limited to, footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of ordinary shares as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.

The 70,149,142 ordinary shares reported in this Schedule 13D include (i) 41,198,810 ordinary shares owned directly by LYB Holdco, (ii) 3,269,099 ordinary shares owned directly by AIPH Holdings LLC, (iii) 16,000,000 ordinary shares owned directly by AI European Holdings S.à r.l (“AIEH”), (iv) 3,461 ordinary shares owned directly by Altep 2010 L.P. (“Altep 2010”), (v) 69,714 ordinary shares owned directly by Altep 2014 L.P. (“Altep 2014”), (vi) 8,662,588 ordinary shares owned directly by AI Chemical Holdings LLC, (vii) 763,075 ordinary shares owned directly by AIIH, and (viii) 182,395 ordinary shares owned directly by AI Altep Investments LLC.

Each of AIIH, Access Industries, LLC, Access Industries Holdings LLC, Access Industries Management, LLC and Len Blavatnik may be deemed to beneficially own, and share investment and voting power over, the ordinary shares held directly by LYB Holdco because (i) Mr. Blavatnik controls Access Industries Management, LLC and a majority of the outstanding voting interests in Access Industries, LLC, (ii) Access Industries Management, LLC controls Access Industries, LLC, Access Industries Holdings LLC and AIIH, which controls a majority of the outstanding voting interests in LYB Holdco, and (iii) Access Industries Holdings LLC controls a majority of the outstanding voting interests in AIIH. Each of the Reporting Persons and each of their affiliated entities and the officers, partners, members, and managers thereof, other than LYB Holdco, disclaims beneficial ownership of the shares held directly by LYB Holdco.

Each of Access Industries, LLC, Access Industries Holdings LLC, Access Industries Management, LLC and Len Blavatnik may be deemed to beneficially own and share voting and investment power over the ordinary shares held directly by AIPH Holdings LLC because (i) Access Industries Holdings LLC controls a majority of the outstanding voting interests in AIPH Holdings LLC, (ii) Access Industries, LLC controls a majority of the outstanding voting interests in Access Industries Holdings LLC, (iii) Access Industries Management, LLC controls Access Industries, LLC, Access Industries Holdings LLC and AIPH Holdings LLC, and (iv) Mr. Blavatnik controls Access Industries Management, LLC and a majority of the outstanding voting interests in Access Industries, LLC. Because of its relationships with the other Reporting Persons, LYB Holdco may be deemed to share investment and voting power over the ordinary shares held directly by AIPH Holdings LLC. Each of the Reporting Persons and each of their affiliated entities and the officers, partners, members, and managers thereof, other than AIPH Holdings LLC, disclaims beneficial ownership of the shares held directly by AIPH Holdings LLC.

Each of Access Industries, LLC, Access Industries Holdings LLC, Access Industries Management, LLC and Len Blavatnik may be deemed to beneficially own and share voting and investment power over the ordinary shares held directly by AIEH because (i) Mr. Blavatnik controls Access Industries Management, LLC and a majority of the voting interests in Access Industries, LLC, (ii) Access Industries Management, LLC controls Access Industries, LLC, Access Industries Holdings LLC and Access Industries Investment Holdings LLC, (iii) Access Industries, LLC owns and controls AI SMS GP Limited, which owns and controls AI European GP Limited, which is the general partner of AIEH, and (iv) Access Industries Holdings LLC owns and controls a majority of the outstanding voting interests in Access Industries Investments Holdings LLC, which owns and controls a majority of the outstanding voting interests in AIEH. Each of the Reporting Persons, and each of their affiliated entities and the officers, partners, members, and managers thereof, other than AIEH, disclaims beneficial ownership of the shares held by AIEH.

Len Blavatnik may be deemed to beneficially own, and share investment and voting power over, the ordinary shares held directly by Altep 2010, Altep 2011 L.P. (“Altep 2011”), Altep 2014 and AI Altep Investments LLC because (i) he controls AI Altep Holdings, Inc., and (ii) AI Altep Holdings, Inc. is the general partner of each of Altep 2010, Altep 2011 and Altep 2014 and owns all of the membership interests in AI Altep Investments LLC. Each of the Reporting Persons, and each of their affiliated entities and the officers, partners, members, and managers thereof, other than such direct shareholder, disclaims beneficial ownership of the ordinary shares held directly by each of Altep 2010, Altep 2011, Altep 2014 and AI Altep Investments LLC.

Each of Access Industries Management, LLC, Access Industries Holdings LLC and Len Blavatnik may be deemed to beneficially own and share voting and investment power over the ordinary shares held directly by AI Chemical Holdings LLC because (i) Mr. Blavatnik controls Access Industries Management, LLC, (ii) Access Industries Holdings LLC owns a majority of the membership interests in RSB 2 Limited which is the sole member of AI Chemical Holdings LLC, and (iii) Access Industries Management, LLC controls AI Chemical Holdings LLC. Because of their relationships with the other Reporting Persons, each of LYB Holdco and Access Industries, LLC may be deemed to share investment and voting power over the ordinary shares beneficially held directly by AI Chemical Holdings LLC. Each of the Reporting Persons, and each of their affiliated entities and the officers, partners, members, and managers thereof, other than AI Chemical Holdings LLC, disclaims beneficial ownership of the shares held by AI Chemical Holdings LLC.

Each of Access Industries, LLC, Access Industries Holdings LLC, Access Industries Management, LLC and Len Blavatnik may be deemed to beneficially own, and share investment and voting power over, the ordinary shares held directly by AIIH because (i) Access Industries Holdings LLC controls a majority of the outstanding voting interests in AIIH, (ii) Access Industries, LLC controls a majority of the outstanding voting interests in Access Industries Holdings LLC, (iii) Access Industries Management, LLC controls Access Industries, LLC, Access Industries Holdings LLC and AIIH, and

(iv) Mr. Blavatnik controls Access Industries Management, LLC and a majority of the outstanding voting interests in Access Industries, LLC. Each of the Reporting Persons and each of their affiliated entities and the officers, partners, members, and managers thereof, other than AIIH, disclaims beneficial ownership of the shares held directly by AIIH.

The disclosure in Item 5(c) is hereby supplemented by adding the following at the end thereof:

(c) The following transactions in the Issuer’s securities have been effected by the Reporting Persons within the 60 days prior to this filing:

On November 1, 2022, AIIH purchased 4,000 ordinary shares of the Issuer at a weighted average price of $77.836 per share in open market transactions.1

On November 15, 2022, AI Chemical Holdings LLC, LYB Holdco, AIIH, Altep 2010 and Altep 2014 sold 92,641, 71, 20, 4 and 43 ordinary shares of the Issuer, respectively, at a weighted average price of $86.3122 per share in open market transactions.2

On November 15, 2022, AI Chemical Holdings LLC, LYB Holdco, AIIH, Altep 2010 and Altep 2014 sold 34,608, 27, 7, 2 and 16 ordinary shares of the Issuer, respectively, at a weighted average price of $86.9296 per share in open market transactions.3

Item 7	Materials to Be Filed as Exhibits

The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

Exhibit Number	Description

99.1.16	Joint Filing Agreement, dated as of November 17, 2022, by and among the Reporting Persons.

[1]

These shares were purchased in multiple transactions at prices ranging from $77.675 to $77.87, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within such range.

[2]

These shares were sold in multiple transactions at prices ranging from $85.80 to $86.79, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[3]

These shares were sold in multiple transactions at prices ranging from $86.80 to $87.33, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2022

ACCESS INDUSTRIES HOLDINGS LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES MANAGEMENT, LLC	/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

LYB HOLDCO LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

AI INVESTMENTS HOLDINGS LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES, LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

*
Name: Len Blavatnik

*	The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/ Alejandro Moreno
Name: Alejandro Moreno
Attorney-in-Fact